Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Eupraxia Pharmaceuticals Inc.

We consent to the use of our report dated March 12, 2026 on the consolidated financial statements of Eupraxia Pharmaceuticals Inc. (the “Entity”) which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-276586) on Form F-10 of the Entity and Registration Statements (No. 333-278534 and No.333-293214) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 12, 2026

Vancouver, Canada